Exhibit 99.1

Carbon Revolution Announces Board Changes
- Bob Lutz Appointed Chair of the Board

Geelong, Australia – February 21, 2024 - Carbon Revolution plc (Nasdaq: CREV)” (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced Robert A. (Bob) Lutz will become Chair of the Board. Mr. Lutz has an extensive background in the automotive industry including as Vice Chairman of General Motors.

Mr. Lutz said “I am excited to become Chair of the Board of Carbon Revolution at this transformative time when the Company is disrupting the global automotive wheel market with its unique lightweight carbon fiber composite wheel technology. Carbon Revolution is the only company to produce and sell carbon fiber automotive wheels at scale.”

The appointment of Mr. Lutz as Chair follows the appointment in November 2023 (at the time of the Company’s listing on Nasdaq) of Mr. Lutz and three other US-based experienced automotive executives Jacqueline A. Dedo, Burt Jordan and Matti Masanovich to the Board. With the listing complete, James Douglas will step down as Chair and will retire from the Board. Lucia Cade and Mark Bernhard will also be retiring.

James Douglas said “I am incredibly proud of what we have achieved at Carbon Revolution over the past 12 years and my role in it. I am delighted that Bob has agreed to take on the role of Chair to lead our Company in the next stage of its development.  His experience, networks and stature in the industry will be enormously valuable to the next stage of development of Carbon Revolution. I also want to thank Lucia Cade and Mark Bernhard for their partnership, hard work, and commitment.”

Mr. Lutz continued “With our recent Nasdaq listing and appointment of US directors, the Board is going through a natural evolution as we continue our capacity ramp in Australia and contemplate further global expansion.”

“I sincerely thank James Douglas, Lucia Cade and Mark Bernhard for their extraordinary and longstanding contributions to the Board. James Douglas has provided outstanding leadership as Chair for the past 12 years – seeing Carbon Revolution become a Nasdaq-listed advanced technology company with a growing customer suite of world-leading car brands.  Lucia Cade has contributed enormously to creating a dynamic culture as Chair of the Remuneration and Nominating Committee as has Mark Bernhard, with his deep experience and networks in the automotive industry,” concluded Mr. Lutz.

Mr. Lutz has served as a director since November 2023 and brings to the Board significant board and executive experience in the automotive industry. In additional to his role as Vice Chairman of General Motors, Mr. Lutz held various positions at General Motors from September 2001 through May 2010, including Chairman of General Motors North America, Vice Chairman of Product Development and Vice Chairman of Marketing and Communications. Mr. Lutz also served as Chairman and Chief Executive Officer of Exide Technologies from 1998 until 2002 and served on its board of directors until May 2004. Prior to his service at Exide Technologies, Mr. Lutz served in a variety of positions at Chrysler between 1986 and 1998, including as President and Chief Operating Officer, and at Ford Motor Company between 1974 and 1986. Mr. Lutz earned a Bachelor’s degree in Production Management and a Master’s degree in Marketing, both from the University of California-Berkeley. Mr. Lutz served as a jet-attack aviator in the United States Marine Corps from 1954 to 1965 and attained the rank of captain.

To complete the Board transition, and as contemplated in the Structured Equity Facility with Orion Infrastructure Capital (“OIC”), Chris Leary and Jonathan Magaziner of OIC will shortly be appointed to the Board.

Following this transition the members of the Board will be Bob Lutz (incoming Chair), Jake Dingle (CEO and Managing Director), Jacqueline A. Dedo, Burt Jordan, Chris Leary, Jonathan Magaziner, Matti Masanovich and Dale McKee (Chair of Audit and Risk Committee).

About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Limited, an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) Carbon Revolution’s ability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all , (iii) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (iv) the failure to realize the anticipated benefits of the business combination and related transactions; (v) risks relating to the uncertainty of the costs related to the business combination; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (viii) risks related to our ability to meet financial covenants and other key covenants under existing financing arrangements, (ix) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and Israel-Hamas conflicts; (x) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (xi) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xii) risks related to Carbon Revolution’s industry; (xiii) changes in laws and regulations; and (xiv) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Shell Company Report on Form 20-F.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
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